Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in Registration Statement No. 333-161175 on Form S-8 of our reports dated March 3, 2022, relating to the consolidated financial statements and valuation and qualifying accounts schedule of Altisource Portfolio Solutions S.A. and subsidiaries (the “Company”) (which report expresses an unqualified opinion on the consolidated financial statements and an emphasis of matter paragraph related to concentration of revenue and uncertainties), and our report dated March 3, 2022, relating to internal control over financial reporting (which report expresses an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting) appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2021.

/s/ Mayer Hoffman McCann P.C.

March 3, 2022
St. Petersburg, Florida